Exhibit 99.1

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide actual and pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Acquisition, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Acquisition, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Acquisition, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries became subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

In accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), we have separated our historical financial results for the period subsequent to the Acquisition (the “Successor” period) and the period prior to the Acquisition (the “Predecessor” period). However, we have also combined results for the Successor and Predecessor periods for 2008 in the presentations below because we believe that it enables a meaningful presentation and comparison of results. As a result of the application of purchase accounting as of the Acquisition date, financial information for the Successor periods and the Predecessor periods are presented on different bases and, therefore, are not comparable. We have reclassified certain amounts for prior periods to conform to our 2009 presentation.

OPERATING RESULTS FOR HOC

The results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2007. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Acquisition. We believe that this is the most meaningful way to comment on HOC’s results of operations.

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheets as of December 31, 2009 and 2008, and its unaudited combined statements of operations and statements of cash flows for the Successor year ended December 31, 2009, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008, and the year ended December 31, 2007, taking into consideration the CMBS Transactions and the London Clubs Transfer.

Harrah’s Operating Company, Inc.

Condensed Combined Balance Sheet

As of December 31, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
ASSETS
Current assets
Cash and cash equivalents	$568.8	$349.3	$918.1
Receivables, net of allowance for doubtful accounts	286.6	36.9	323.5
Deferred income taxes	128.4	19.8	148.2
Prepayments and other	108.8	47.6	156.4
Inventories	39.0	13.7	52.7

Total current assets	1,131.6	467.3	1,598.9

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,430.1	5,494.7	17,924.8
Assets held for sale	16.7	—	16.7
Goodwill	1,767.5	1,689.4	3,456.9
Intangible assets other than goodwill	4,333.6	617.7	4,951.3
Deferred charges and other	756.7	273.9	1,030.6
Intercompany receivables	235.0	(235.0)	—

	$20,671.2	$8,308.0	$28,979.2

LIABILITIES AND STOCKHOLDER’S EQUITY/(DEFICIT)
Current liabilities
Accounts payable	$229.7	$31.1	$260.8
Interest payable	194.7	0.9	195.6
Accrued expenses	773.4	301.4	1,074.8
Current portion of long-term debt	74.3	—	74.3

Total current liabilities	1,272.1	333.4	1,605.5
Long-term debt (4)	13,895.3	4,973.5	18,868.8
Deferred credits and other	850.7	21.8	872.5
Deferred income taxes	4,064.7	1,792.2	5,856.9

	20,082.8	7,120.9	27,203.7

Preferred stock	—	2,642.5	2,642.5

Stockholder’s equity/(deficit)	538.5	(1,461.4)	(922.9)
Non-controlling interests	49.9	6.0	55.9

Total Stockholder’s equity/(deficit)	588.4	(1,455.4)	(867.0)

	$20,671.2	$8,308.0	$28,979.2

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

(4)	Long-term debt for HET Parent and Other Harrah’s Entertainment Subsidiaries totals $5,551.5. The amount of $4,973.5 shown above is presented net of approximately $578.0 million of long-term debt outstanding for HOC which is payable to an HET subsidiary.

Harrah’s Operating Company, Inc.

Condensed Pro Forma Combined Balance Sheet

As of December 31, 2008

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
ASSETS
Current assets
Cash and cash equivalents	$447.4	$203.1	$650.5
Receivables, net of allowance for doubtful accounts	303.9	90.1	394.0
Deferred income taxes	135.9	21.7	157.6
Prepayments and other	132.3	67.1	199.4
Inventories	48.5	14.2	62.7

Total current assets	1,068.0	396.2	1,464.2

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,631.6	5,635.5	18,267.1
Assets held for sale	49.3	—	49.3
Goodwill	2,753.7	2,148.5	4,902.2
Intangible assets other than goodwill	4,630.6	677.3	5,307.9
Deferred charges and other	799.1	258.8	1,057.9

	$21,932.3	$9,116.3	$31,048.6

LIABILITIES AND STOCKHOLDER’S (DEFICIT)/EQUITY
Current liabilities
Accounts payable	$275.6	$106.7	$382.3
Interest payable	404.8	12.9	417.7
Accrued expenses	841.8	273.2	1,115.0
Current portion of long-term debt	85.4	0.2	85.6

Total current liabilities	1,607.6	393.0	2,000.6
Long-term debt	16,623.1	6,500.2	23,123.3
Intercompany notes	160.6	(160.6)	—
Deferred credits and other	648.7	20.4	669.1
Deferred income taxes	2,987.7	1,339.3	4,327.0

	22,027.7	8,092.3	30,120.0

Preferred stock	—	2,289.4	2,289.4

Stockholder’s deficit	(140.2)	(1,270.2)	(1,410.4)
Non-controlling interests	44.8	4.8	49.6

Total Stockholder’s deficit	(95.4)	(1,265.4)	(1,360.8)

	$21,932.3	$9,116.3	$31,048.6

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Year Ended

December 31, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$5,757.6	$1,366.7	$7,124.3
Food and beverage	946.3	533.0	1,479.3
Rooms	636.7	432.2	1,068.9
Management fees	56.6	—	56.6
Other	486.0	106.4	592.4
Less: casino promotional allowances	(1,010.0)	(404.1)	(1,414.1)

Net revenues	6,873.2	2,034.2	8,907.4

Operating expenses
Direct
Casino	3,267.2	658.3	3,925.5
Food and beverage	345.0	251.0	596.0
Rooms	118.2	95.3	213.5
Property, general, administrative and other	1,545.6	473.2	2,018.8
Depreciation and amortization	523.5	160.4	683.9
Project opening costs	3.4	0.2	3.6
Write-downs, reserves and recoveries	71.4	36.5	107.9
Impairment of intangible assets	1,178.9	459.1	1,638.0
(Income)/loss on interests in non-consolidated affiliates	(0.4)	2.6	2.2
Corporate expense	74.5	76.2	150.7
Acquisition and integration costs	0.3	—	0.3
Amortization of intangible assets	115.2	59.6	174.8

Total operating expenses	7,242.8	2,272.4	9,515.2

Loss from operations	(369.6)	(238.2)	(607.8)
Interest expense, net of interest capitalized	(1,678.5)	(214.0)	(1,892.5)
Gain on early extinguishments of debt, net	3,929.6	1,035.9	4,965.5
Other income, including interest income	32.0	1.0	33.0

Income from continuing operations before income taxes	1,913.5	584.7	2,498.2
Provision for income taxes	(1,287.2)	(364.6)	(1,651.8)

Net income	626.3	220.1	846.4
Less: net income attributable to non-controlling interests	(13.5)	(5.3)	(18.8)

Net income attributable to Harrah’s Operating Company, Inc.	$612.8	$214.8	$827.6

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro forma Combined Statement of Operations

For the Period From January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$5,962.6	$1,514.3	$7,476.9
Food and beverage	971.6	558.6	1,530.2
Rooms	684.2	490.3	1,174.5
Management fees	59.1	—	59.1
Other	520.9	103.9	624.8
Less: casino promotional allowances	(1,080.7)	(417.9)	(1,498.6)

Net revenues	7,117.7	2,249.2	9,366.9

Operating expenses
Direct
Casino	3,376.3	726.5	4,102.8
Food and beverage	371.4	268.1	639.5
Rooms	128.7	108.0	236.7
Property, general, administrative and other	1,650.9	492.1	2,143.0
Depreciation and amortization	473.6	153.3	626.9
Project opening costs	27.6	1.3	28.9
Write-downs, reserves and recoveries	(60.1)	76.3	16.2
Impairment of intangible assets	3,745.2	1,744.4	5,489.6
Loss on interests in non-consolidated affiliates	2.0	0.1	2.1
Corporate expense	106.3	25.5	131.8
Acquisition and integration costs	24.0	—	24.0
Amortization of intangible assets	108.2	54.7	162.9

Total operating expenses	9,954.1	3,650.3	13,604.4

Loss from operations	(2,836.4)	(1,401.1)	(4,237.5)
Interest expense, net of interest capitalized	(1,704.3)	(370.6)	(2,074.9)
Gain on early extinguishments of debt, net	742.1	—	742.1
Other income, including interest income	29.6	5.6	35.2

Loss from continuing operations before income taxes	(3,769.0)	(1,766.1)	(5,535.1)
Benefit/(provision) for income taxes	378.5	(18.1)	360.4

Loss from continuing operations, net of tax	(3,390.5)	(1,784.2)	(5,174.7)
Discontinued operations, net of tax	90.4	—	90.4

Net loss	(3,300.1)	(1,784.2)	(5,084.3)
Less: net income attributable to non-controlling interests	(6.4)	(5.6)	(12.0)

Net loss attributable to Harrah’s Operating Company, Inc.	$(3,306.5)	$(1,789.8)	$(5,096.3)

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	HOC Restructured	London Clubs Transfer(1)	CMBS Transactions(2)	Historical HOC(3)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(4)	Harrah’s Entertainment(5)
Revenues
Casino	$498.2	$(29.5)	$116.4	$585.1	$29.5	$614.6
Food and beverage	77.3	(4.7)	41.1	113.7	4.7	118.4
Rooms	56.0	(0.4)	40.4	96.0	0.4	96.4
Management fees	5.0	(0.1)	—	4.9	0.1	5.0
Other	28.0	(1.1)	14.4	41.3	1.4	42.7
Less: casino promotional allowances	(87.0)	1.8	(30.0)	(115.2)	(1.8)	(117.0)

Net revenues	577.5	(34.0)	182.3	725.8	34.3	760.1

Operating expenses
Direct
Casino	285.2	(24.5)	55.4	316.1	24.5	340.6
Food and beverage	30.3	(1.8)	20.2	48.7	1.8	50.5
Rooms	10.7	(0.2)	8.9	19.4	0.2	19.6
Property, general, administrative and other	141.7	(7.5)	42.0	176.2	2.0	178.2
Depreciation and amortization	47.5	(1.6)	16.0	61.9	1.6	63.5
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Write-downs, reserves and recoveries	0.2	—	4.5	4.7	—	4.7
Income on interests in non-consolidated affiliates	(0.5)	—	—	(0.5)	—	(0.5)
Corporate expense	(26.2)	—	34.7	8.5	—	8.5
Acquisition and integration costs	125.6	—	—	125.6	—	125.6
Amortization of intangible assets	5.5	(0.2)	—	5.3	0.2	5.5

Total operating expenses	620.7	(36.5)	181.7	765.9	31.0	796.9

(Loss)/income from operations	(43.2)	2.5	0.6	(40.1)	3.3	(36.8)
Interest expense, net of interest capitalized	(89.7)	—	—	(89.7)	—	(89.7)
Other income, including interest income	5.1	(3.3)	(4.0)	(2.2)	3.3	1.1

(Loss)/income before income taxes	(127.8)	(0.8)	(3.4)	(132.0)	6.6	(125.4)
Income tax benefit/(provision)	21.6	(0.9)	1.2	21.9	4.1	26.0

(Loss)/income from continuing operations, net of tax	(106.2)	(1.7)	(2.2)	(110.1)	10.7	(99.4)
Discontinued operations, net of tax	0.1	—	—	0.1	—	0.1

Net (loss)/income	(106.1)	(1.7)	(2.2)	(110.0)	10.7	(99.3)
Less: net (income)/loss attributable to non-controlling interests	(1.4)	0.9	(0.2)	(0.7)	(0.9)	(1.6)

Net (loss)/income attributable to Harrah’s Operating Company, Inc.	$(107.5)	$(0.8)	$(2.4)	$(110.7)	$9.8	$(100.9)

(1)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expense of $34.7 million that was unallocated at January 27, 2008. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(3)	Represents the historical financial information of HOC.

(4)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(5)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Year Ended

December 31, 2007

(Unaudited)

(In millions)	HOC Restructured	London Clubs Transfer(1)	CMBS Transactions(2)	Historical HOC(3)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(4)	Harrah’s Entertainment(5)
Revenues
Casino	$7,082.8	$(262.6)	$1,748.2	$8,568.4	$262.6	$8,831.0
Food and beverage	1,076.9	(35.5)	621.9	1,663.3	35.5	1,698.8
Rooms	791.7	(2.8)	561.9	1,350.8	2.8	1,353.6
Management fees	81.5	(0.5)	—	81.0	0.5	81.5
Other	453.1	(6.6)	239.1	685.6	10.3	695.9
Less: casino promotional allowances	(1,342.2)	14.1	(493.4)	(1,821.5)	(14.1)	(1,835.6)

Net revenues	8,143.8	(293.9)	2,677.7	10,527.6	297.6	10,825.2

Operating expenses
Direct
Casino	3,780.7	(218.0)	814.5	4,377.2	218.0	4,595.2
Food and beverage	415.4	(13.5)	301.1	703.0	13.5	716.5
Rooms	146.3	(1.2)	120.0	265.1	1.2	266.3
Property, general, administrative and other	1,812.5	(61.0)	608.4	2,359.9	61.8	2,421.7
Depreciation and amortization	612.4	(14.2)	204.8	803.0	14.2	817.2
Project opening costs	23.6	(15.6)	1.9	9.9	15.6	25.5
Write-downs, reserves and recoveries	(82.4)	(109.2)	22.5	(169.1)	109.2	(59.9)
Impairment of intangible assets	169.6	—	—	169.6	—	169.6
(Income)/loss on interests in non-consolidated affiliates	(4.0)	(0.5)	0.1	(4.4)	0.5	(3.9)
Corporate expense	99.1	—	38.8	137.9	0.2	138.1
Acquisition and integration costs	13.4	—	—	13.4	—	13.4
Amortization of intangible assets	73.0	(2.2)	0.5	71.3	2.2	73.5

Total operating expenses	7,059.6	(435.4)	2,112.6	8,736.8	436.4	9,173.2

Income/(loss) from operations	1,084.2	141.5	565.1	1,790.8	(138.8)	1,652.0
Interest expense, net of interest capitalized	(800.8)	15.5	—	(785.3)	(15.5)	(800.8)
(Losses)/gains on early extinguishment of debt	(2.0)	2.0	—	—	(2.0)	(2.0)
Other income, including interest income	47.3	(12.5)	(3.9)	30.9	12.4	43.3

Income/(loss) before income taxes	328.7	146.5	561.2	1,036.4	(143.9)	892.5
Income tax (provision)/benefit	(152.6)	(46.4)	(195.7)	(394.7)	44.6	(350.1)

Income/(loss) from continuing operations, net of tax	176.1	100.1	365.5	641.7	(99.3)	542.4
Discontinued operations, net of tax	92.2	—	—	92.2	—	92.2

Net income/(loss)	268.3	100.1	365.5	733.9	(99.3)	634.6
Less: net (income)/loss attributable to non-controlling interests	(9.3)	(3.7)	(5.9)	(18.9)	3.7	(15.2)

Net income/(loss) attributable to Harrah’s Operating Company, Inc.	$259.0	$96.4	$359.6	$715.0	$(95.6)	$619.4

(1)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expense of $38.8 million that was unallocated at December 31, 2007. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(3)	Represents the historical financial information of HOC.

(4)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(5)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Year Ended

December 31, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Cash flows (used in)/provided by operating activities	$(98.3)	$318.5	$220.2

Cash flows provided by/(used in) investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(437.8)	(26.7)	(464.5)
Investments in and advances to non-consolidated affiliates	(66.9)	—	(66.9)
Proceeds from other asset sales	20.0	—	20.0
Other	(11.9)	—	(11.9)

Cash flows used in investing activities	(496.6)	(26.7)	(523.3)

Cash flows provided by/(used in) financing activities
Proceeds from issuance of long-term debt	2,259.6	—	2,259.6
Debt issuance costs	(76.4)	—	(76.4)
Borrowings under lending agreements	3,076.6	—	3,076.6
Repayments under lending agreements	(3,535.1)	—	(3,535.1)
Cash paid in connection with early extinguishments of debt	(544.9)	(458.6)	(1,003.5)
Scheduled debt retirements	(45.5)	—	(45.5)
Purchase of additional interest in subsidiary	(83.7)	—	(83.7)
Non-controlling interests’ distributions, net of contributions	(15.3)	(1.9)	(17.2)
Repurchase of treasury shares	—	(3.0)	(3.0)
Other	(1.1)	—	(1.1)
Transfers (to)/from affiliates	(317.9)	317.9	—

Cash flows provided by/(used in) financing activities	716.3	(145.6)	570.7

Net increase in cash and cash equivalents	121.4	146.2	267.6
Cash and cash equivalents, beginning of period	447.4	203.1	650.5

Cash and cash equivalents, end of period	$568.8	$349.3	$918.1

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Cash flows provided by operating activities	$367.4	$154.7	$522.1

Cash flows provided by/(used in) investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(1,031.4)	(150.0)	(1,181.4)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4
Payment for Acquisition	—	(17,490.2)	(17,490.2)
Investments in and advances to non-consolidated affiliates	(5.9)	—	(5.9)
Proceeds from other asset sales	4.9	0.2	5.1
Other	(17.4)	(5.8)	(23.2)

Cash flows used in investing activities	(868.4)	(17,645.8)	(18,514.2)

Cash flows provided by/(used in) financing activities
Proceeds from issuance of long-term debt	15,024.9	6,500.0	21,524.9
Debt issuance costs	(474.4)	(170.1)	(644.5)
Borrowings under lending agreements	433.0	—	433.0
Repayments under lending agreements	(6,760.7)	0.2	(6,760.5)
Cash paid in connection with early extinguishments of debt	(2,167.4)	—	(2,167.4)
Scheduled debt retirements	(6.5)	—	(6.5)
Payment to bondholders for debt exchange	(289.0)	—	(289.0)
Equity contribution from buyout	—	6,007.0	6,007.0
Non-controlling interests’ distributions, net of contributions	(8.8)	(5.8)	(14.6)
Proceeds from the exercises of stock options	2.4	(2.4)	—
Excess tax provision from stock equity plans	—	(50.5)	(50.5)
Repurchase of treasury shares	—	(3.6)	(3.6)
Other	(1.1)	(0.2)	(1.3)
Transfers (to)/from affiliates	(5,242.3)	5,242.3	—

Cash flows provided by financing activities	510.1	17,516.9	18,027.0

Cash flows provided by/(used in) discontinued operations
Cash flows from operating activities	4.7	—	4.7
Cash flows from investing activities	—	—	—

Cash flows provided by discontinued operations	4.7	—	4.7

Net increase in cash and cash equivalents	13.8	25.8	39.6
Cash and cash equivalents, beginning of period	433.6	177.3	610.9

Cash and cash equivalents, end of period	$447.4	$203.1	$650.5

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	HOC Restructured	London Clubs Transfer(1)	CMBS Transactions(2)	Historical HOC(3)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(4)	Harrah’s Entertainment(5)
Cash flows provided by/(used in) operating activities	$(49.8)	$(14.0)	$1.7	$(62.1)	$69.3	$7.2

Cash flows provided by/(used in) investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(80.9)	11.1	(37.5)	(107.3)	(18.3)	(125.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	0.1	—	3.0	3.1	—	3.1
Other	(1.2)	—	(0.5)	(1.7)	—	(1.7)

Cash flows (used in)/provided by investing activities	(81.9)	11.0	(35.0)	(105.9)	(18.2)	(124.1)

Cash flows provided by/(used in) financing activities
Borrowings under lending agreements	11,316.3	—	—	11,316.3	—	11,316.3
Repayments under lending agreements	(11,288.6)	—	—	(11,288.6)	(0.2)	(11,288.8)
Cash paid in connection with early extinguishments of debt	(87.7)	—	—	(87.7)	—	(87.7)
Non-controlling interests’ distributions, net of contributions	(1.6)	—	—	(1.6)	—	(1.6)
Proceeds from exercises of stock options	—	—	—	—	2.4	2.4
Excess tax benefit from stock equity plans	—	—	—	—	77.5	77.5
Other	(0.8)	—	—	(0.8)	—	(0.8)
Transfers (to)/from affiliates	133.3	(10.9)	(10.2)	112.2	(112.2)	—

Cash flows provided by/(used in) financing activities	70.9	(10.9)	(10.2)	49.8	(32.5)	17.3

Cash flows provided by/(used in) discontinued operations
Cash flows from operating activities	0.5	—	—	0.5	—	0.5

Cash flows provided by discontinued operations	0.5	—	—	0.5	—	0.5

Net (decrease)/increase in cash and cash equivalents	(60.3)	(13.9)	(43.5)	(117.7)	18.6	(99.1)
Cash and cash equivalents, beginning of period	493.9	(53.8)	132.7	572.8	137.2	710.0

Cash and cash equivalents, end of period	$433.6	$(67.7)	$89.2	$455.1	$155.8	$610.9

(1)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(3)	Represents the historical financial information of HOC.

(4)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(5)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Year Ended

December 31, 2007

(Unaudited)

(In millions)	HOC Restructured (1) (2) (3)	London Clubs Transfer (1)	CMBS Transactions (2)	Historical HOC (3) (4) (5)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (4)	Harrah’s Entertainment(5)
Cash flows provided by/(used in) operating activities	$925.4	$633.4	$566.0	$2,124.8	$(616.0)	$1,508.8

Cash flows provided by/(used in) investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(1,003.8)	83.0	(372.9)	(1,293.7)	(83.0)	(1,376.7)
Insurance proceeds for hurricane losses from asset recovery	29.1	—	—	29.1	—	29.1
Payment for businesses acquired, net of cash acquired	(584.3)	4.2	—	(580.1)	(4.2)	(584.3)
Investments in and advances to non-consolidated affiliates	(1.8)	—	—	(1.8)	—	(1.8)
Proceeds from other asset sales	97.2	—	2.4	99.6	—	99.6
Other	(84.8)	—	(4.7)	(89.5)	—	(89.5)

Cash flows (used in)/provided by investing activities	(1,548.4)	87.2	(375.2)	(1,836.4)	(87.2)	(1,923.6)

Cash flows provided by/(used in) financing activities
Debt issuance costs	(6.4)	—	—	(6.4)	—	(6.4)
Borrowings under lending agreements	39,130.8	(52.1)	—	39,078.7	52.1	39,130.8
Repayments under lending agreements	(37,619.5)	1.9	—	(37,617.6)	(1.9)	(37,619.5)
Early extinguishments of debt	(120.1)	120.1	—	—	(120.1)	(120.1)
Scheduled debt retirements	(1,001.7)	—	—	(1,001.7)	—	(1,001.7)
Dividends paid	(299.2)	—	—	(299.2)	—	(299.2)
Non-controlling interests’ distributions, net of contributions	(13.0)	—	(7.0)	(20.0)	—	(20.0)
Proceeds from exercises of stock options	126.2	—	—	126.2	—	126.2
Excess tax benefit from stock equity plans	51.7	—	—	51.7	—	51.7
Other	(5.2)	—	(0.1)	(5.3)	—	(5.3)
Transfers (to)/from affiliates	209.2	(820.7)	(209.2)	(820.7)	820.7	—

Cash flows provided by/(used in) financing activities	452.8	(750.8)	(216.3)	(514.3)	750.8	236.5

Cash flows provided by/(used in) discontinued operations
Cash flows from operating activities	88.9	—	—	88.9	—	88.9
Cash flows from investing activities	(0.2)	—	—	(0.2)	—	(0.2)

Cash flows provided by discontinued operations	88.7	—	—	88.7	—	88.7

Net (decrease)/increase in cash and cash equivalents	(81.5)	(30.2)	(25.5)	(137.2)	47.6	(89.6)
Cash and cash equivalents, beginning of period	575.4	(23.6)	158.2	710.0	89.6	799.6

Cash and cash equivalents, end of period	$493.9	$(53.8)	$132.7	$572.8	$137.2	$710.0

(1)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(3)	Represents the historical financial information of HOC.

(4)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties.

(5)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on a consolidated basis, our properties (as of December 31, 2009, or as otherwise noted below) have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester(a)	Grand Biloxi	Horseshoe Council
		Harrah’s Tunica	Bluffs/Bluffs Run
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino(b)

Illinois/Indiana	Other Nevada	Managed/International/Other
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin(d)
Harrah’s Joliet(a)	Harrah’s Lake Tahoe	Harrah’s Cherokee(d)
Horseshoe Hammond	Bill’s Lake Tahoe(c)	Harrah’s Rincon(d)
Harrah’s Metropolis		Conrad Punta del Este(a)
Caesars Windsor(e)
London Clubs International(f)

(a)	We have approximately 95 percent ownership interest in this property.

(b)	Prior to December 2009, this property operated under the Sheraton Tunica name.

(c)	This property closed on January 4, 2010 and was later sold in February 2010.

(d)	Managed, not owned.

(e)	We have a 50 percent interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.

(f)	As of December 31, 2009, we operate 10 casino clubs in the provinces of the United Kingdom, 2 in Egypt and 1 in South Africa, which is managed.

CONSOLIDATED OPERATING RESULTS

In accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), we have separated our historical financial results for the period subsequent to the Acquisition (the “Successor” period) and the period prior to the Acquisition (the “Predecessor” period). However, we have also combined results for the Successor and Predecessor periods for 2008 in the presentations below because we believe that it enables a meaningful presentation and comparison of results. As a result of the application of purchase accounting as of the Acquisition date, financial information for the Successor periods and the Predecessor periods are presented on different bases and, therefore, are not comparable. We have reclassified certain amounts for prior periods to conform to our 2009 presentation.

Because the financial results for both 2009 and 2008 include significant impairment charges, the following tables also present separately Income/(loss) from operations before impairment charges and the impairment charges to provide more meaningful comparisons of results. This presentation is not in accordance with U.S. GAAP.

OVERALL SUMMARY STATEMENT OF OPERATIONS INFORMATION FOR HOC

Year-to-Date Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08	08 vs. 07
Casino revenues	$5,757.6	$5,962.6	$498.2	$6,460.8	$7,082.8	(10.9)%	(8.8)%
Net revenues	6,873.2	7,117.7	577.5	7,695.2	8,143.8	(10.7)%	(5.5)%
(Loss)/income from operations	(369.6)	(2,836.4)	(43.2)	(2,879.6)	1,084.2	87.2%	N/M
Impairment on intangible assets	(1,178.9)	(3,745.2)	—	(3,745.2)	(169.6)	N/M	N/M
Income/(loss) operations before impairment charges	809.3	908.8	(43.2)	865.6	1,253.8	(6.5)%	(31.0)%
Income/(loss) from continuing operations, net of tax	626.3	(3,390.5)	(106.2)	(3,496.7)	176.1	N/M	N/M
Operating margin	(5.4)%	(39.8)%	(7.5)%	(37.4)%	13.3%	32.0 pts	(50.7	) pts
Operating margin before impairment	11.8%	12.8%	(7.5)%	11.2%	15.4%	0.6 pts	(4.2	) pts

N/M=Not Meaningful

Revenues for the full year ended December 31, 2009 declined as a result of the reduced customer visitation and spend per trip due to impact of the recession on customers’ discretionary spending, as well as reduced aggregate demand, which impacted average daily room rates. The earnings impact of the declines in revenue in 2009 as compared to 2008 was partially offset by company-wide cost savings initiatives that began in the third quarter of 2008. Income from continuing operations, net of tax, for the year ended December 31, 2009, includes net gains on early extinguishments of debt of $3,929.6 million, which were partially offset by charges of $1,178.9 million for impairments of goodwill and other non-amortizing intangible assets. The full year ended December 31, 2008 included charges of $3,745.2 million related to impairment of goodwill and other non-amortizing intangible assets, and expenses incurred in connection with the Acquisition, primarily related to accelerated vesting of employee stock options, stock appreciation rights (“SARs”) and restricted stock, and higher interest expense. Offsetting a portion of these costs in 2008 were net gains on the early extinguishments of debt and proceeds received from the settlement of insurance claims related to hurricane damage in 2005.

Gains on early extinguishments of debt during 2009, mentioned above, relate to multiple debt transactions initiated throughout the year, including i) the exchange of approximately $3,648.8 million principal amount of new 10% second-priority senior secured notes due in 2018 for approximately $5,470.1 million aggregate principal amount of outstanding debt with maturity dates ranging from 2010 to 2018; and ii) the purchase of approximately $747.6 million principal amount of outstanding debt through tender offers or open market purchases. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

The decrease in 2008 from 2007 revenues was primarily attributable to turbulent economic conditions in the United States that reduced customer visitation to our casinos and spend per trip. The impact of a smoking ban in Illinois, heavy rains and flooding affecting visitor volumes at our properties in the Midwest and the temporary closure of Gulf Coast properties due to a hurricane also contributed to the decline in 2008 revenues. As mentioned above, 2008 loss from continuing operations, net of tax, was also impacted by charges for impairment of certain goodwill and other non-amortizing intangible assets, expenses incurred in connection with the Acquisition, and higher interest expense, partially offset by net gains from early extinguishments of debt and proceeds from the settlement of insurance claims related to hurricane damage in 2005.

REGIONAL OPERATING RESULTS

Las Vegas Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$675.3	$677.5	$67.7	$745.2	$903.6	(9.4)%		(17.5)%
Net revenues	1,215.1	1,318.9	118.5	1,437.4	1,626.7	(15.5)%		(11.6)%
(Loss)/income from operations	(481.1)	(869.3)	29.7	(839.6)	417.2	42.7%		N/M
Impairment on intangible assets	(671.8)	(1,121.4)	—	(1,121.4)	—	N/M		N/M
Income from operations before impairment charges	190.7	252.1	29.7	281.8	417.2	(32.3)%		(32.5)%
Operating margin	(39.6)%	(65.9)%	25.1%	(58.4)%	25.6%	18.8	pts	(84.0	)pts
Operating margin before impairment charges	15.7%	19.1%	25.1%	19.6%	25.6%	(3.9	)pts	(6.0	)pts

N/M= Not meaningful

For the year ended December 31, 2009, Las Vegas region revenues and income from operations before impairment charges were lower than in the comparable period in 2008, driven by lower spend per visitor and declines in the group-travel business due to the economic environment. While hotel occupancy was strong at approximately 90%, average room rates declined due to the impact of reduced aggregate demand. Loss from operations for 2009 included charges of $671.8 million recorded for the impairment of goodwill and other non-amortizing intangible assets.

An expansion and renovation of Caesars Palace Las Vegas was completed on the Octavius Tower, a new hotel tower with 110,000 square feet of additional meeting and convention space, three 10,000-square-foot luxury villa suites and an expanded pool and garden area. We have deferred completion of approximately 660 rooms, including 75 luxury suites, in the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The convention center and the remainder of the expansion project, other than the deferred rooms, was completed during 2009. The Company has incurred capital expenditures of approximately $641.4 million on this project through December 31, 2009, and does not expect to incur significant additional capital expenditures on this project until such time as the Company resumes construction on the deferred rooms.

The declines in revenues and income from operations before impairment charges in 2008 from 2007 reflect lower visitation and spend per trip as our customers reacted to higher transportation costs, volatility in the financial markets and other economic concerns. Fewer hotel rooms available at Caesars Palace due to re-modeling as a result of room remediation projects also contributed to the 2008 decline. Loss from operations for Las Vegas included charges of $1,121.4 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets.

On February 27, 2007, we exchanged certain real estate that we owned on the Las Vegas Strip for property located at the northeast corner of Flamingo Road and Las Vegas Boulevard between Bally’s Las Vegas and Flamingo Las Vegas. We began operating the acquired property on March 1, 2007, as Bill’s Gamblin’ Hall & Saloon, and its results are included in our operating results from the date of its acquisition.

Atlantic City Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$1,446.6	$1,630.5	$128.7	$1,759.2	$1,916.7	(17.8)%		(8.2)%
Net revenues	1,528.1	1,650.8	125.8	1,776.6	1,872.6	(14.0)%		(5.1)%
(Loss)/income from operations	(37.2)	(308.7)	8.0	(300.7)	263.2	87.6%		N/M
Impairment on intangible assets	(178.7)	(514.5)	—	(514.5)	—	N/M		N/M
Income from operations before impairment charges	141.5	205.8	8.0	213.8	263.2	(33.8)%		(18.8)%
Operating margin	(2.4)%	(18.7)%	6.4%	(16.9)%	14.1%	14.5	pts	(31.0	)pts
Operating margin before impairment charges	9.3%	12.5%	6.4%	12.0%	14.1%	(2.7	)pts	(2.1	) pts

N/M= Not meaningful

Revenues for 2009 were lower than in 2008 due to reduced visitor volume and spend per trip. Income from operations before impairment charges for 2009 was also lower than in 2008 as cost savings initiatives were insufficient to offset the earnings impact of the reduced revenues and increased marketing expenses. The Atlantic City market continues to be affected by competition from three slot facilities in eastern Pennsylvania and one in Yonkers, New York and the current economic environment. In 2009, income from operations included a charge of $178.7 million for impairment of goodwill.

During 2009, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of HOC and owner of Harrah’s Chester, entered into an agreement to borrow under a senior secured term loan with a principal amount of $230 million and borrowed such amount, net of original issue discount. The proceeds of the term loan were used to pay off intercompany debt due to HOC and to repurchase equity interests from certain minority partners of Chester Downs. As a result of the purchase of these equity interests, HOC currently owns 95% of Chester Downs.

Revenues and income from operations before impairment charges for the Atlantic City region in 2008 were down from 2007 due to reduced visitor volume and spend per trip, and higher operating costs, including utilities and employee benefits. These adverse impacts were partially offset by favorable results from Harrah’s Chester, which benefited from the 2008 expansion. The Atlantic City market was affected by the opening of three slot facilities in eastern Pennsylvania and one in Yonkers, New York, and smoking restrictions in Atlantic City. Loss from operations for 2008 for the Atlantic City region included a charge of $514.5 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets.

Louisiana/Mississippi Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$1,140.8	$1,252.7	$99.0	$1,351.7	$1,462.5	(15.6)%		(7.6)%
Net revenues	1,245.2	1,340.8	106.1	1,446.9	1,538.7	(13.9)%		(6.0)%
Income from operations	181.4	28.3	10.1	38.4	352.1	N/M		(89.1)%
Impairment charges	(6.0)	(328.9)	—	(328.9)	—	N/M		N/M
Income from operations before impairment charges	187.4	357.2	10.1	367.3	352.1	(49.0)%		4.3%
Operating margin	14.6%	2.1%	9.5%	2.7%	22.9%	11.9	pts	(20.2	)pts
Operating margin before impairment charges	15.0%	26.6%	9.5%	25.4%	22.9%	(10.4	)pts	2.5	pts

N/M=Not meaningful

Revenues for 2009 from our properties in Louisiana and Mississippi were lower compared to 2008 driven by lower visitor volume due to the current economic environment. Included in income from operations for 2009 was a $6.0 million charge for impairment of goodwill of certain of these properties. Prior to the consideration of the impairment charge for goodwill and the insurance proceeds received in 2008 (discussed below), income from operations before impairment charges for 2009 improved slightly when compared to 2008 primarily as a result of cost savings initiatives within the region. During December 2009, we rebranded Sheraton Tunica to Tunica Roadhouse. For the rebranding, the property was closed for a minimal amount of time, during a traditionally quiet period, resulting in limited disruptions to operations.

Revenues for 2008 were lower than in 2007 due to declines in visitation, hurricane-related evacuations and temporary closures of our two Gulf Coast properties during third quarter in 2008, and disruptions during the renovation at Harrah’s Tunica. Income from operations in 2008 included charges of $328.9 million for the impairment of certain goodwill, which was partially offset by insurance proceeds of $185.4 million from the final settlement of claims related to 2005 hurricane damage. The insurance proceeds are included in write-downs, reserves and recoveries in our consolidated statement of operations. Income from operations in 2007 included insurance proceeds of $130.3 million related to 2005 hurricane damage. Prior to the consideration of the impairment charges and insurance proceeds, income from operations before impairment charges for 2008 decreased when compared to 2007 primarily as a result of declines in visitation, hurricane-related evacuations and temporary closures of our two Gulf Coast properties during the third quarter of 2008 and disruptions during the renovation at Harrah’s Tunica.

In May 2008, Grand Casino Resort in Tunica, Mississippi, was re-branded to Harrah’s Tunica. In connection with the re-branding, renovations to the property costing approximately $30.3 million were completed.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. We halted construction on this project and will continue to review and refine the project in light of the current economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of December 31, 2009, $176.1 million had been spent on this project.

Iowa/Missouri Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$707.3	$678.7	$52.5	$731.2	$764.1	(3.3)%		(4.3)%
Net revenues	756.6	727.0	55.8	782.8	811.4	(3.3)%		(3.5)%
Income from operations	187.5	108.2	7.7	115.9	143.6	61.8%		(19.3)%
Impairment charges	—	(49.0)	—	(49.0)	—	N/M		N/M
Income from operations before impairment charges	187.5	157.2	7.7	164.9	143.6	13.7%		14.8%
Operating margin	24.8%	14.9%	13.8%	14.8%	17.7%	10.0	pts	(2.9	)pts
Operating margin before impairment charges	24.8%	21.6%	13.8%	21.1%	17.7%	3.7	pts	3.4	pts

N/M=Not meaningful

Revenues for 2009 at our Iowa and Missouri properties were slightly lower compared to the same period in 2008 driven by the weak economy that continued to impact guest visitation. The region was also impacted by severe winter storms during the fourth quarter of 2009 which also affected guest visitation. Income from operations before impairment charges and operating margin in 2009 were higher than in the prior year period due primarily to cost savings initiatives.

Revenues in 2008 were lower than 2007, driven primarily by Harrah’s St. Louis, where the opening of a new facility in early 2008 by a competitor impacted results. Income from operations included a charge of $49.0 million recorded in fourth quarter 2008 for the impairment of certain non-amortizing intangible assets. Despite lower revenues compared to 2007, income from operations before impairment charges and operating margin were higher in 2008 due to cost savings initiatives.

Illinois/Indiana Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$1,180.7	$1,102.5	$86.9	$1,189.4	$1,330.8	(0.7)%		(10.6)%
Net revenues	1,172.3	1,098.7	85.5	1,184.2	1,285.8	(1.0)%		(7.9)%
(Loss)/income from operations	(35.4)	(505.9)	8.7	(497.2)	135.3	92.9%		N/M
Impairment charges	(180.7)	(617.1)	—	(617.1)	(60.4)	N/M		N/M
Income from operations before impairment charges	145.3	111.2	8.7	119.9	195.7	21.2%		(38.7)%
Operating margin	(3.0)%	(46.0)%	10.2%	(42.0)%	10.5%	39.0	pts	N/M
Operating margin before impairment charges	12.4%	10.1%	10.2%	10.1%	15.2%	2.3	pts	(5.1	)pts

N/M=Not meaningful

For the full year 2009, revenues were relatively unchanged compared to the prior year due to increased revenues related to the 2008 expansion of the Horseshoe Hammond property, which offset the revenue declines at other properties in the region. The Horseshoe Hammond renovation and expansion was completed in August 2008. Cost savings initiatives at properties in the region also contributed to the increase in income from operations before impairment charges in 2009. For the year ended December 31, 2009, the loss from operations included a $180.7 million charge for impairment of goodwill and other non-amortizing intangible assets of certain of the Illinois/Indiana region properties and the write-down of the value of assets that were taken out of service at Horseshoe Hammond.

Revenues and income from operations before impairment charges in 2008 were lower than in 2007 due to reduced overall customer volumes and spend per trip, the imposition of a smoking ban in Illinois, and heavy rains and flooding. Horseshoe Southern Indiana, formerly Caesars Indiana, was closed for four days in March 2008 due to flooding in the area. Revenues for 2008 were boosted by the August 2008 opening of the $497.9 million renovation and expansion at Horseshoe Hammond, which included a two-level entertainment vessel including a 108,000-square-foot casino. Loss from operations for 2008 for Illinois/Indiana includes a charge of $617.1 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets.

In July 2008, Caesars Indiana was re-branded to Horseshoe Southern Indiana. The re-branding and renovation project cost approximately $52.3 million.

Other Nevada Results

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08		08 vs. 07
Casino revenues	$253.9	$294.8	$19.5	$314.3	$356.1	(19.2)%		(11.7)%
Net revenues	332.5	379.5	26.8	406.3	454.2	(18.2)%		(10.5)%
(Loss)/income from operations	26.3	(178.5)	(1.9)	(180.4)	48.1	N/M		N/M
Impairment on intangible assets	(4.0)	(217.5)	—	(217.5)	—	N/M		N/M
Income/(loss) from operations before impairment charges	30.3	39.0	(1.9)	37.1	48.1	(18.3)%		(22.9)%
Operating margin	7.9%	(47.0)%	(7.1)%	(44.4)%	10.6%	52.3	pts	(55.0	)pts
Operating margin before impairment charges	9.1%	10.3%	(7.1)%	9.1%	10.6%	—		(1.5	) pts

N/M=Not meaningful

For 2009, revenues from our Nevada properties outside of Las Vegas were lower than in the comparable period of 2008 due to lower guest visitation and lower customer spend per trip. Cost-savings initiatives implemented throughout 2009 partially offset the earnings impact of the net revenue declines. During December 2009, we announced the permanent closure of Bill’s Lake Tahoe effective in January 2010, which was later sold in February 2010. The closure and sale are the result of several years of declining business levels at that property.

Revenues and income from operations before impairment charges from our Nevada properties outside of Las Vegas in 2008 were lower than in 2007 due to lower customer spend per trip, the opening of an expansion at a competing property in Reno and higher expenses aimed at attracting and retaining customers. Loss from operations included a charge of $217.5 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets.

Managed, International and Other

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08	08 vs. 07
Revenues
Managed	$56.3	$59.2	$5.0	$64.2	$81.5	(12.3)%	(21.2)%
International	403.8	381.0	45.9	426.9	396.4	(5.4)%	7.7%
Other	163.3	161.8	8.1	169.9	76.5	(3.9)%	N/M

Net revenues	$623.4	$602.0	$59.0	$661.0	$554.4	(5.7)%	19.2%
Income/(loss) from operations
Managed	$19.4	$22.1	$4.0	$26.1	$64.7	(25.7)%	(59.7)%
International	(23.0)	(274.3)	0.5	(273.8)	(128.6)	91.6%	N/M
Other	(132.7)	(728.0)	(10.6)	(738.6)	(98.9)	82.0%	N/M

Loss from operations	(136.3)	(980.2)	(6.1)	(986.3)	(162.8)	86.2%	N/M

Impairment of goodwill and non-amortizing intangible assets
Managed	$–	$–	$–	$–	$–	N/A	N/A
International	(31.0)	(210.8)	–	(210.8)	(109.2)	N/M	N/M
Other	(106.7)	(686.0)	–	(686.0)	–	N/M	N/M

Total impairment charges	(137.7)	(896.8)	–	(896.8)	(109.2)	N/M	N/M

Income/(loss) from operations before impairment
Managed	$19.4	$22.1	$4.0	$26.1	$64.7	(25.7)%	(59.7)%
International	8.0	(63.5)	0.5	(63.0)	(19.4)	N/M	N/M
Other	(26.0)	(42.0)	(10.6)	(52.6)	(98.9)	50.6%	46.8%

Income/(loss) from operations before impairment	$1.4	$(83.4)	$(6.1)	$(89.5)	$(53.6)	N/M	(67.0)%

N/M=Not meaningful

Managed, international and other results include income from our managed properties, results of our international properties, certain marketing and administrative expenses, including development costs, income from our non-consolidated affiliates, and our businesses related to the World Series of Poker® (“WSOP”) brand.

Managed

We manage three tribal casinos and have consulting arrangements with casino companies in Australia. The table below gives the location and expiration date of the current management contracts for our three tribal casino properties as of December 31, 2009.

Casino	Location	Expiration of Management Agreement
Harrah’s Rincon	near San Diego, California	November 2013
Harrah’s Cherokee	Cherokee, North Carolina	November 2011
Harrah’s Ak-Chin	near Phoenix, Arizona	December 2014

The decline in revenues for the year ended December 31, 2009 reflects the impact of the current economic environment on our managed properties.

Our 2008 revenue and income from operations from managed properties were lower than in 2007 due to the termination of our contract with the Prairie Band Potawatomi Nation on June 30, 2007, the impact of the economy on our managed properties and a change in the fee structure at one of our managed properties.

International

Our international results include the operations of our property in Punta del Este, Uruguay, and our London Clubs International Limited (“London Clubs”) entities. As of December 31, 2009, London Clubs owns or manages ten casinos in the provinces of The United Kingdom, two in Egypt and one in South Africa. During 2009, one of the London Clubs owned properties, Fifty, was closed and is currently being liquidated. Revenues for London Clubs decreased slightly in 2009 when compared to 2008 as the increase in local currency revenues attributable to the full-year impact in 2009 of two new properties which opened in 2008 was insufficient to offset the adverse movements in exchange rates. Loss from operations in 2009 was improved compared to 2008 as a result of the impairment charge recorded in 2008; details of the charge are described below. Income from operations before impairment in 2009 improved when compared to a loss from operations before impairment in 2008 as the impact of adverse foreign exchange rates was more than offset by increased revenues and cost savings initiatives throughout the international properties.

International revenues were higher for 2008 than 2007 due to the opening during 2008 of two new properties of London Clubs and a full year of revenues from two properties that opened during 2007, partially offset by the impact of a new smoking ban enacted in mid-2007. Loss from operations was unfavorably impacted by a charge of $210.8 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets, combined with unfavorable London Clubs’ table game hold, higher gaming taxes imposed during 2007 and reserves for receivables due from a joint venture member that were deemed not to be collectible. Loss from operations before impairment for the full year of 2008 deteriorated when compared to 2007 as a result of the aforementioned contributors, including London Clubs’ table game hold, higher gaming taxes imposed during 2007 and reserves for receivables due from a joint venture member that were deemed not to be collectible. As of December 31, 2008, London Clubs managed an additional property in Egypt; however, during 2009, the management contract expired and was not renewed.

In September 2007, we acquired a company with the right to operate a golf course located on 175 acres on the Cotai adjacent to one of two border crossings into Macau from China. Since the acquisition, we have undertaken a redesign of the golf course and opened a Butch Harmon School of Golf at the facility. We also plan to complete renovations of the existing clubhouse to add certain amenities, meeting facilities, and a restaurant.

Other

Other results include certain marketing and administrative expenses, including development costs, results associated with our World Series of Poker® trademark, and income from nonconsolidated affiliates. Other income also includes management fees and other income from non-HOC subsidiaries of Harrah’s Entertainment.

Other losses from operations for the year ended December 31, 2009 were unfavorably impacted by a charge of $106.7 million for the impairment of certain non-amortizing intangible assets relating to trademarks.

In 2008, loss from operations was unfavorably impacted by a charge of $686.0 million for the impairment of certain non-amortizing intangible assets and a charge of $12.6 million to recognize the remaining exposure under a lease agreement for office space no longer used by the Company.

OTHER FACTORS AFFECTING NET INCOME

	Successor		Predecessor
		Jan. 28, 2008	Jan. 1, 2008			Percentage
Expense/(income)		through	through	Combined	Predecessor	Increase/(Decrease)
(In millions)	2009	Dec. 31, 2008	Jan. 27, 2008	2008	2007	09 vs. 08	08 vs. 07
Corporate expense	$74.5	$106.3	$(26.2)	$80.1	$99.1	(7.0)%	(19.2)%
Write-downs, reserves and recoveries	71.4	(60.1)	0.2	(59.9)	(82.4)	N/M	27.3%
Impairment of intangible assets	1,178.9	3,745.2	—	3,745.2	169.6	(68.5)%	N/M
Acquisition and integration costs	0.3	24.0	125.6	149.6	13.4	(99.8)%	N/M
Amortization of intangible assets	115.2	108.2	5.5	113.7	73.0	1.3%	55.8%
Interest expense, net	1,678.5	1,704.3	89.7	1,794.0	800.8	(6.4)%	N/M
(Gains)/losses on early extinguishments of debt	(3,929.6)	(742.1)	—	(742.1)	2.0	N/M	N/M
Other income	(32.0)	(29.6)	(5.1)	(34.7)	(47.3)	7.8%	26.6%
Provision/(benefit) for income taxes	1,287.2	(378.5)	(21.6)	(400.1)	152.6	N/M	N/M
Income attributable to non-controlling interests	13.5	6.4	1.4	7.8	9.3	73.1%	(16.1)%
Income from discontinued operations, net of income taxes	—	(90.4)	(0.1)	(90.5)	(92.2)	N/M	(1.8)%

N/M = Not meaningful

Corporate Expense

Corporate expense decreased in 2009 from 2008 due to the continued realization of cost savings initiatives that began in the third quarter of 2008. Corporate expense was lower in 2008 due continued realization of cost savings and efficiencies identified throughout the organization.

Corporate expense includes expenses associated with share-based compensation plans in the amounts of $16.4 million, $15.8 million, $2.9 million, and $53.0 million for the year ended December 31, 2009, the Successor period from January 28, 2008 through December 31, 2008, the Predecessor period from January 1, 2008 through January 27, 2008, and for the year ended December 31, 2007, respectively.

Write-downs, reserves and recoveries

Write-downs, reserves and recoveries include various pretax charges to record certain long-lived tangible asset impairments, contingent liability reserves, project write-offs, demolition costs, recoveries of previously recorded reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Write-downs, reserves and recoveries for 2009 were $71.4 million, compared with $(59.9) million for the full year 2008. Included in the amounts for 2008 are insurance proceeds related to the 2005 hurricanes totaling $185.4 million. Prior to these insurance proceeds, write-downs, reserves and recoveries for 2008 were $125.5 million. Amounts incurred in 2009 for remediation costs were $6.5 million, an increase of $4.0 million from similar costs in the full year 2008. We recorded $59.3 million in impairment charges for long-lived tangible assets during 2009, an increase of $21.0 million when compared to 2008. The majority of the 2009 charge was related to the Company’s office building in Memphis, Tennessee due to the relocation to Las Vegas, Nevada of those corporate functions formerly performed at that location. Also, during 2009, an approximate $30 million legal judgment against the Company was vacated by court action, resulting in a reduction to write-downs, reserves and recoveries.

Write-downs, reserves and recoveries for 2008 were $(59.9) million, compared with $(82.4) million for 2007. Prior to the inclusion of insurance proceeds related to the 2005 hurricanes in both years, write-downs, reserves and recoveries for 2008 were $125.5 million compared with $47.9 million in 2007. Write-downs, reserves and recoveries for 2008 included remediation costs of $2.5 million and impairment charges for long-lived tangible assets of $38.3 million, for which there are no corresponding charges included in 2007.

For additional discussion of write-downs, reserves and recoveries, refer to Note 10, “Write-downs, Reserves and Recoveries,” in the Notes to the Financial Statements, included in Item 8 of this report.

Impairment of intangible assets

During the fourth quarter of each year, we perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30. We perform assessments for impairment of goodwill and other intangible assets more frequently if impairment indicators exist. Due to the relative impact of weak economic conditions on certain properties in the Las Vegas market, we performed an interim assessment of goodwill and certain intangible assets for impairment during the second quarter of 2009, which resulted in an impairment charge of $42.0 million. During the third quarter of 2009, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, 2009 which resulted in an impairment charge of $1,124.6 million. We finalized our annual assessment during the fourth quarter, and as a result of the final assessment, we recorded a charge of approximately $12.3 million within our Consolidated Statement of Operations in the fourth quarter, which brought the aggregate charges recorded for the year ended December 31, 2009 to approximately $1,178.9 million. These impairment charge is primarily a result of adjustments to our long-term operating plan as a result of the current economic climate.

Our 2008 analysis indicated that certain of our goodwill and other intangible assets were impaired based upon projected performance which reflected factors impacted by the then-current market conditions, including lower valuation multiples for gaming assets, higher discount rates resulting from turmoil in the credit markets, and the completion of our 2009 budget and forecasting process. As a result of our projected deterioration in financial performance, an impairment charge of $3,745.2 million was recorded to our consolidated statement of operations in fourth quarter 2008.

Our 2007 analysis determined that, based on historical and projected performance, intangible assets at London Clubs and Horseshoe Southern Indiana had been impaired, and we recorded impairment charges of $169.6 million in fourth quarter 2007.

Acquisition and integration costs

Acquisition and integration costs in 2008 include costs incurred in connection with the Acquisition, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock. Costs incurred in 2007 also related to the Acquisition.

Amortization of intangible assets

Amortization expense associated with intangible assets for 2009 was slightly higher than the amounts recorded in 2008 due to the amounts in 2008 including only eleven months of amortization of post-Acquisition intangible assets. Amortization of intangible assets was higher in 2008 when compared to 2007 due to higher amortization of intangible assets recorded as a result of the purchase price allocation in connection with the Acquisition.

Interest Expense

Interest expense declined by $115.5 million in the year ended December 31, 2009 compared to the same period in 2008 primarily due to lower debt levels resulting from debt exchanges completed in April 2009 and December 2008 and debt purchases on the open market during 2009. Interest expense for 2009, as a result of interest rate swap agreements, was (i) reduced $4.6 million due to measured ineffectiveness; and (ii) increased $2.2 million due to amortization of deferred losses frozen in other comprehensive income. At December 31, 2009, our variable-rate debt, excluding $5,810 million of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 10.5% of our total debt, while our fixed-rate debt is approximately 89.5% of our total debt.

Interest expense increased by $993.2 million in 2008 from 2007 primarily due to increased borrowings in connection with the Acquisition. Also included in interest expense in 2008 is a charge of $84.4 million representing the changes in the fair values of our interest rate swap agreements. Interest expense for 2007 included $45.4 million representing the losses from the changes in the fair values of our interest rate swap agreements. At December 31, 2008, our variable-rate debt, excluding $6,500 million of variable-rate debt for which we have entered into interest rate swap agreements, represented approximately 10.0% of our total debt, while our fixed-rate debt was approximately 90.0% of our total debt.

Gains/(losses) on early extinguishments of debt

Gains on early extinguishments of debt of $3,929.6 million in the year ended December 31, 2009 represent discounts related to the exchange of certain outstanding debt for new debt in the second quarter and purchases of certain of our debt in the open market during 2009. The gains were partially offset by the write-off of market value premiums and unamortized debt issue costs.

Gains on early extinguishments of $742.1 million debt in 2008 represent discounts related to the exchange of certain debt for new debt and purchases of certain of our debt in connection with an exchange offer in December 2008 and in the open market. The gains were partially offset by the write-off of market value premiums and unamortized deferred financing costs. Losses on early extinguishments of debt in 2007 represent premiums paid and the write-offs of unamortized deferred financing costs. The charges in 2007 were incurred in connection with the retirement of a $120.1 million credit facility of London Clubs.

For additional discussion of extinguishments of debt, refer to Note 6, “Debt,” in the Notes to the Financial Statements, included in Item 8 of this report.

Other income

Other income for all periods presented included interest income on the cash surrender value of life insurance policies. Other income for 2009 and 2008 included the receipt of insurance proceeds related to the Company’s deferred compensation plan. Other income in 2007 included gains on the sales of corporate assets.

Income tax (provision)/benefit

Income tax expense for the year ended December 31, 2009 is primarily attributable to the tax impact of gains on early extinguishments of debt and the non-deductibility of the impairment charges on goodwill. In 2008, tax benefits were generated by operating losses caused by higher interest expense, partially offset by non-deductible merger costs, international income taxes and state income taxes. Refer to Note 11, “Income Taxes,” in the Notes to the Financial Statements, included in Item 8 of this report for more information

Other items

Discontinued operations for 2008 reflects insurance proceeds of $87.3 million, after taxes, representing the final funds received that were in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims for Grand Casino Gulfport. Discontinued operations for 2007 reflected insurance proceeds of $89.6 million, after taxes, for reimbursements under our business interruption claims related to Harrah’s Lake Charles and Grand Casino Gulfport, both of which were sold in 2006. Pursuant to the terms of the sales agreements, we retained all insurance proceeds related to those properties.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction effort to right-size expenses with business levels. Beginning in August 2008, the program includes organizational restructurings at our corporate and property operations, reduction of employee travel and entertainment expenses, rationalization of our corporate-wide marketing expenses, procurement and headcount reductions at property operations and corporate offices. To date, Harrah’s Entertainment has identified $683.0 million in estimated cost savings from these initiatives, of which approximately $474.2 million had been realized in the year ending December 31, 2009. Included in the $683.0 million program size are additional initiatives that total $114.3 million identified during the fourth quarter of 2009. The previously disclosed program of $555.0 million was resized to $568.7 million to reflect recent tracking data on initiative achievement, prior to the additional initiatives identified.

In accordance with our shared services agreement with Harrah’s Entertainment, $491.7 million of these estimated cost savings and $341.4 million of the trailing twelve months realized cost savings have been allocated to Harrah’s Operating Company, Inc.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the year ended December 31, 2009 totaled approximately $437.8 million. Estimated total capital expenditures for 2010 are expected to be between $160 million and $220 million.

Our capital spending for the combined Predecessor and Successor periods of 2008 totaled approximately $1,112.3 million. Capital spending in 2007 totaled approximately $1,003.8 million, excluding our acquisitions of a golf course in Macau and Bill’s Gamblin’ Hall and Saloon.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the Consolidated Statements of Cash Flows in our audited consolidated financial statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects. In connection with the Acquisition, we incurred substantial additional debt, which has significantly impacted our financial position.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $568.8 million at December 31, 2009, compared to $447.4 million at December 31, 2008. The following provides a summary of our cash flows for the Successor period ended December 31, 2009, the Successor period from January 28, 2008 through December 31, 2008, the Predecessor period from January 1, 2008 through January 27, 2008 and the Predecessor period ended December 31, 2007:

	Successor		Predecessor
(In millions)	2009	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor
					2007
Cash (used in)/provided by operating activities	$(98.3)	$367.4	$(49.8)	$317.6	$925.4
Capital investments	(437.8)	(1,031.4)	(80.9)	(1,112.3)	(1,003.8)
Payments for business acquisitions	—	—	0.1	0.1	(584.3)
Insurance proceeds for hurricane losses for continuing operations	—	98.1	—	98.1	15.7
Insurance proceeds for hurricane losses for discontinued operations	—	83.3	—	83.3	13.4
Other investing activities	(58.8)	(18.4)	(1.1)	(19.5)	10.6

Cash used in operating/investing activities	(594.9)	(501.0)	(131.7)	(632.7)	(623.0)
Cash provided by financing activities	716.3	510.1	70.9	581.0	452.8
Cash provided by discontinued operations	—	4.7	0.5	5.2	88.7

Net increase/(decrease) in cash and cash equivalents	$121.4	$13.8	$(60.3)	$(46.5)	$(81.5)

The increase in cash and cash equivalents from 2008 to 2009 was due to the scaling back of capital spending and development projects in our investing activities, and due to the net cash impact of our debt related activities. For additional information regarding cash provided by financing activities, refer to the Consolidated Statement of Cash Flows in the Financial Statements, included in Item 8 of this report.

Capital Resources

The majority of our debt is due in 2013 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our outstanding debt as of December 31, 2009 and 2008:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Dec. 31, 2009	Face Value at Dec 31, 2009	Book Value at Dec 31, 2009	Book Value at Dec. 31, 2008
Credit Facilities and Secured Debt
Term Loans	2015	3.28%-9.50%	$6,835.1	$6,810.6	$7,195.6
Revolving Credit Facility	2014	3.23%-3.75%	427.0	427.0	533.0
Senior Secured notes	2017	11.25%	2,095.0	2,045.2	—
Second-Priority Senior Secured Notes	2018	10.0%	4,553.1	1,959.1	542.7
Second-Priority Senior Secured Notes	2015	10.0%	214.8	150.7	144.0
Secured debt	2010	6.0%	25.0	25.0	25.0
Chester Downs term loan	2016	12.375%	230.0	217.2	—
Other	Various	Various	—	—	1.1
Subsidiary-guaranteed debt
Senior Notes, including senior interim loans	2016	10.75%	478.6	478.6	4,542.7
Senior PIK Toggle Notes, including senior interim loans	2018	10.75%/11.5%	9.4	9.4	1,150.0
Unsecured Senior Debt
7.5%	2009	7.5%	—	—	6.0
5.5%	2010	5.5%	191.6	186.9	321.5
8.0%	2011	8.0%	13.2	12.5	47.4
5.375%	2013	5.375%	125.2	95.5	200.6
7.0%	2013	7.0%	0.6	0.7	0.7
5.625%	2015	5.625%	791.8	557.5	578.1
6.5%	2016	6.5%	573.1	400.4	436.7
5.75%	2017	5.75%	538.8	342.8	372.7
Floating Rate Contingent Convertible Senior Notes	2024	0.5%	0.2	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%	2010	7.875%	143.4	142.5	287.0
8.125%	2011	8.125%	12.0	11.4	216.8
Other Unsecured Borrowings
5.3% special improvement district bonds	2035	5.3%	68.4	68.4	69.7
Other	Various	Various	18.0	18.0	24.7
Capitalized Lease Obligations
6.42%-9.8%	to 2011	6.42%-9.8%	10.0	10.0	12.3

Total debt			17,354.3	13,969.6	16,708.5
Current portion of long-term debt			(74.3)	(74.3)	(85.4)

Long-term debt			$17,280.0	$13,895.3	$16,623.1

Book values of debt as of December 31, 2009 are presented net of unamortized discounts of $3,384.6 million and unamortized premiums of $0.1 million. As of December 31, 2008, book values were presented net of unamortized discounts of $1,253.4 million and a premium of $77.4 million.

At December 31, 2009, $143.4 million, face amount, of our 7.875% Senior Subordinated Notes due March 15, 2010, $191.6 million, face amount, of our 5.5% Senior Notes due July 1, 2010, and $25.0 million, face amount, of our 6.0% Secured Debt due July 15, 2010, are classified as long-term in our consolidated condensed balance sheet because the Company has both the intent and the ability to refinance these notes under our revolving credit facility.

Credit Agreement and Incremental Facility Amendment

On June 3, 2009, HOC entered into an amendment and waiver to its senior secured credit facilities (the “Credit Facilities”) to, among other things: (i) allow for one or more future issuances of additional secured notes or loans, including the $1,375.0 million and $720.0 million of first lien notes both of which are discussed below; (ii) exclude from the maintenance covenant under its senior secured credit facilities (a) notes secured with a first priority lien on the assets of HOC and its subsidiaries that secure the senior secured credit facilities that collectively result in up to $2,000.0 million of net proceeds (provided that the aggregate face amount of all such notes shall not collectively exceed $2,200.0 million) and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries; (iii) subject to specified procedures, allow HOC to buy back loans from individual lenders at negotiated prices, which may be less than par and (iv) subject to the requirement to make such offers on a pro rata basis to all lenders, allow HOC to agree with certain lenders to extend the maturity of their term loans or revolving commitments, and for HOC to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension.

On June 15, 2009, HOC issued $1,375.0 million principal amount of 11.25% senior secured notes due 2017. These notes are secured with a first priority lien on the assets of HOC and the subsidiaries that secure the senior secured credit facilities. Proceeds from this issuance were used to pay a portion of HOC’s outstanding term loans and revolving loans under its senior secured credit facilities, of which approximately $231.9 million was used to permanently reduce commitments under the revolving credit facility and approximately $832.1 million was used to reduce amounts due on the term loan.

On September 11, 2009, HOC issued $720.0 million principal amount of additional first lien notes. Proceeds from this issuance were used to pay a portion of HOC’s outstanding term loans and revolving loans under its senior secured credit facilities, of which approximately $138.1 million was used to permanently reduce commitments under the revolving credit facility and approximately $495.3 million was used to reduce amounts due on the term loan.

On October 22, 2009, HOC completed cash tender offers for certain of its outstanding debt securities with maturities in 2010 and 2011 (as more fully discussed below). In connection with these tender offers, HOC borrowed $1,000 million of new term loans under its Credit Facilities pursuant to an incremental amendment (the “Incremental Loans”). A portion of the net proceeds of the Incremental Loans were used to purchase the notes validly tendered and not validly withdrawn pursuant to the tender offers.

As of December 31, 2009, after consideration of the 2009 activity discussed above, our Credit Facilities provided for senior secured financing of up to $8,465.1 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $6,835.1 million with $5,835.1 million maturing on January 20, 2015 and $1,000.0 million maturing on October 31, 2016, and (ii) a senior secured revolving credit facility in an aggregate principal amount of $1,630.0 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The credit facilities require scheduled quarterly payments of $5.0 million, with the balance due at maturity. Effective March 31, 2010, the required quarterly payments will increase to $7.5 million. A total of $7,262.1 million face amount of borrowings were outstanding under the Credit Facilities as of December 31, 2009, with an additional $162.2 million committed to letters of credit that were issued under the Credit Facilities. After consideration of these borrowings and letters of credit, $1,040.8 million of additional borrowing capacity was available to the Company under the Credit Facilities as of December 31, 2009.

Interest and Fees.

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of December 31, 2009, the Credit Facilities, other than borrowings under the Incremental Loans, bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan and 150 basis points over LIBOR for the swingline loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of i) the then-current LIBOR rate or ii) 2.0%; in each case plus an applicable margin. At December 31, 2009, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of December 31, 2009, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt have semi-annual interest payments, with the majority of those payments on June 15 and December 15. Our previously outstanding senior secured notes that were retired as part of the exchange offers below had semi-annual interest payments on February 1 and August 1 of every year.

In July 2008, HOC made the permitted election under the Indenture governing its 10.75%/11.5% Senior Toggle Notes due 2018 and the Interim Loan Agreement dated January 28, 2008, to pay all interest due on January 28, and February 1, 2009, for the loan in-kind. A similar election was made in January 2009 to pay the interest due August 1, 2009, for the 10.75%/11.5% Senior Toggle Notes due 2018 in-kind, and in March 2009, the election was made to pay the interest due April 28, 2009, on the Interim Loan Agreement in-kind. In connection with the debt exchange detailed below, the Interim Toggle Notes were no longer outstanding. The Company used the cash savings generated by this election for general corporate purposes, including the early retirement of other debt.

Exchange Offers, Debt Repurchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These repurchases will be funded through available cash from operations and from our established debt programs. Such repurchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

In December 2008, HOC completed private exchange offers whereby approximately $2,224 million, face amount, of HOC’s debt maturing between 2010 and 2018, was exchanged for new 10.0% Second-Priority Senior Secured Notes with a face value of $214.8 million due 2015 and new 10.0% Second-Priority Senior Secured Notes with a face value of $847.6 million due 2018. Interest on the new notes is payable in cash each June 15 and December 15 until maturity. The Second-Priority Senior Secured Notes are secured by a second priority security interest in substantially all of HOC’s and its subsidiary’s property and assets that secure the senior secured credit facilities. These liens are junior in priority to the liens on substantially the same collateral securing the senior secured credit facilities.

On April 15, 2009, HOC completed private exchange offers to exchange approximately $3,648.8 million aggregate principal amount of new 10.0% Second-Priority Senior Secured Notes due 2018 for approximately $5,470.1 million principal amount of its outstanding debt due between 2010 and 2018. The new notes are guaranteed by Harrah’s Entertainment and are secured on a second-priority lien basis by substantially all of HOC’s and its subsidiaries’ assets that secure the senior secured credit facilities. In addition to the exchange offers, a subsidiary of Harrah’s Entertainment paid approximately $96.7 million to purchase for cash certain notes of HOC with an aggregate principal amount of approximately $522.9 million maturing between 2015 and 2017. The notes purchased pursuant to this tender offer remained outstanding for HOC but reduce Harrah’s Entertainment’s outstanding debt on a consolidated basis. Additionally, HOC paid approximately $4.8 million in cash to purchase notes of approximately $24.0 million aggregate principal amount from retail holders that were not eligible to participate in the exchange offers. As a result of the exchange and tender offers, we recorded a pretax gain in the second quarter 2009 of approximately $3,773.4 million.

On October 22, 2009, HOC completed cash tender offers for certain of its outstanding debt securities with maturities in 2010 and 2011. HOC purchased $4.5 million principal amount of its 5.500% senior notes due 2010, $17.2 million principal amount of its 7.875% senior subordinated notes due 2010, $19.6 principal amount million of its 8.000% senior notes due 2011 and $4.2 million principal amount of its 8.125% senior subordinated notes due 2011 for an aggregate consideration of approximately $44.5 million.

As a result of the receipt of the requisite consent of lenders having loans made under the Senior Unsecured Interim Loan Agreement (“Interim Loan Agreement”) representing more than 50% of the sum of all loans outstanding under the Interim Loan Agreement, waivers or amendments of certain provisions of the Interim Loan Agreement to permit HOC, from time to time, to buy back loans at prices below par from specific lenders in the form of voluntary prepayments of the loans by HOC on a non-pro rata basis are now operative. Included in the exchanged debt discussed above are approximately $297 million of 10.0% Second-Priority Senior Secured Notes that were exchanged for approximately $442 million principal amount of loans surrendered in the exchange offer for loans outstanding under the Interim Loan Agreement. As a result of these transactions, all loans outstanding under the Interim Loan Agreement have been retired.

As a result of the 2009 exchange and tender offers and purchases of our debt on the open market, we recorded a pre-tax gain in 2009 of $3,929.6 million arising from early extinguishment of debt, comprised as follows:

(In millions)	Year ended Dec. 31, 2009

Face value of Open Market Purchases:
5.50% due 7/01/2010	$68.0
7.875% due 3/15/2010	111.5
8.00% due 02/01/2011	37.7
8.125% due 05/15/2011	178.2
5.375% due 12/15/2013	87.2
10.75% due 1/28/2016	265.0

Total Face Value of open market purchases	747.6

Cash paid for open market purchases	(540.4)

Net cash gain on open market purchases	207.2
Write-off of unamortized discounts and fees	(51.0)
Gain on debt exchanges	3,773.4

Aggregate gains on early extinguishments of debt	$3,929.6

Under the American Recovery and Reinvestment Act of 2009 (the “Act”), the Company will receive temporary federal tax relief under the Delayed Recognition of Cancellation of Debt Income (“CODI”) rules. The Act contains a provision that allows for a five-year deferral for tax purposes of CODI for debt reacquired in 2009 and 2010, followed by recognition of CODI ratably over the succeeding five years. The provision applies for specified types of repurchases including the acquisition of a debt instrument for cash and the exchange of one debt instrument for another. For state income tax purposes, certain states have conformed to the Act and others have not.

Collateral and Guarantors

HOC’s Credit Facilities are guaranteed by Harrah’s Entertainment, and are secured by a pledge of HOC’s capital stock, and by substantially all of the existing and future property and assets of HOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of HOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s North Kansas City
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Horseshoe Council Bluffs/
		Harrah’s Tunica	Bluffs Run
Horseshoe Tunica
Tunica Roadhouse
Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe
Bill’s Lake Tahoe(a)

(a)	In December 2009, we announced the closure of this property effective January 2010, and we subsequently sold the property in February 2010.

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting HOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt”.

Harrah’s Entertainment is not bound by any financial or negative covenants contained in HOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of HOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

Certain covenants contained in HOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in HOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing HOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt limit HOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to HOC only, engage in any business or own any material asset other than all of the equity interest of HOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

We believe we are in compliance with HOC’s credit agreement and indentures, including the Senior Secured Leverage Ratio, as of December 31, 2009. If our LTM Adjusted EBITDA were to decline significantly from the level achieved in 2009, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under HOC’s credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.

Other Financing Transactions

Harrah’s Chester Secured Loan

During 2009, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of HOC and owner of Harrah’s Chester, entered into an agreement to borrow under a senior secured term loan with a principal amount of $230 million and borrowed such amount, net of original issue discount. The proceeds of the term loan were used to pay off intercompany debt due to HOC and to repurchase equity interests from certain minority partners of Chester Downs. As a result of the purchase of these equity interests, HOC currently owns 95.0% of Chester Downs.

2010 Acquisition of Planet Hollywood

On February 19, 2010, HOC acquired 100% of the equity interests of PHW Las Vegas, LLC (“PHW Las Vegas”), which owns and operates the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million senior secured term loan, and a subsidiary of Harrah’s Operating cancelled certain debt issued by PHW Las Vegas’ predecessor entities. In connection with the transaction and the assumption of debt, PHW Las Vegas entered into an amended and restated loan agreement (the “Amended and Restated Loan Agreement”) with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). The $554.3 million outstanding under the Amended and Restated Loan Agreement bears interest at a rate per annum equal to LIBOR plus 2.859% (the “Applicable Interest Rate”) and is secured by the assets of PHW Las Vegas, and non-recourse to other subsidiaries of the Company. PHW Las Vegas is an unrestricted subsidiary of HOC and therefore not a borrower under HOC’s credit facilities. A subsidiary of HOC manages the property for PHW Las Vegas for a fee. The maturity date for this loan is December 2011, with two extension options, which, if exercised, would delay maturity until April 2015.

Guaranty

In connection with the Amended and Restated Loan Agreement referred to above, the Registrant entered into a Guaranty Agreement (the “Guaranty”) for the benefit of Lender pursuant to which the Registrant guaranteed to Lender certain recourse liabilities of PHW Las Vegas pursuant to the Amended and Restated Loan Agreement. The Registrant’s maximum aggregate liability for such recourse liabilities of PHW Las Vegas is limited to an amount not to exceed $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by the Registrant or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, the Registrant is required to maintain a net worth or liquid assets of at least $100.0 million.

Prepayments

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender.

PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood.

Derivative Instruments

We account for derivative instruments in accordance with Accounting Standards Codification (“ASC”) 815 (“Accounting for Derivatives and Hedging Activities,”) which requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the statements of operations or in other comprehensive income/(loss), depending upon whether or not the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions. Our derivatives are recorded at their fair values, adjusted for the credit rating of the counterparty if the derivative is an asset, or adjusted for the credit rating of the Company if the derivative is a liability.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of December 31, 2009 we have entered into 10 interest rate swap agreements for notional amounts totaling $6,500 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of December 31, 2009 are as follows:

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of Dec. 31, 2009	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	0.28219%	January 26, 2010	April 25, 2011
April 25, 2007	200	4.896%	0.28219%	January 26, 2010	April 25, 2011
April 25, 2007	200	4.925%	0.28219%	January 26, 2010	April 25, 2011
April 25, 2007	200	4.917%	0.28219%	January 26, 2010	April 25, 2011
April 25, 2007	200	4.907%	0.28219%	January 26, 2010	April 25, 2011
September 26, 2007	250	4.809%	0.28219%	January 26, 2010	April 25, 2011
September 26, 2007	250	4.775%	0.28219%	January 26, 2010	April 25, 2011
April 25, 2008	2,000	4.276%	0.28219%	January 26, 2010	April 25, 2013
April 25, 2008	2,000	4.263%	0.28219%	January 26, 2010	April 25, 2013
April 25, 2008	1,000	4.172%	0.28219%	January 26, 2010	April 25, 2012

The variable rate on our interest rate swap agreements did not materially change as a result of the January 26, 2010 reset.

Prior to February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in Interest expense in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3,500 million were designated as cash flow hedging instruments for accounting purposes and on April 1, 2008, the remaining swap agreements were designated as cash flow hedging instruments for accounting purposes.

During October 2009, we borrowed $1,000 million under the Incremental Loans and used a majority of the net proceeds to temporarily repay most of our revolving debt under the Credit Facility. As a result, we no longer had a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements to support hedge accounting treatment for the full $6,500 million in interest rate swaps. Thus, as of September 30, 2009, we removed the cash flow hedge designation for the $1,000 million swap agreement, freezing the amount of deferred losses recorded in Other Comprehensive Income associated with this swap agreement, and reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5,500 million. Beginning October 1, 2009, we began amortizing deferred losses frozen in Other Comprehensive Income into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring.

During the fourth quarter of 2009, we re-designated approximately $310 million of the $1,000 million swap as a cash flow hedging instrument. As a result, at December 31, 2009, $5,810 million of our total interest rate swap notional amount of $6,500 million remained designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap not designated as a hedging instrument will be recognized in Interest expense during the period in which the changes in value occur.

The following table represents the effect of derivative instruments in the Consolidated Statements of Operations for the year ended December 31, 2009 and the period from January 28, 2008 through December 31, 2008:

	Amount of (Gain) or Loss on Derivatives Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gains) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain)s or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Cash Flow Hedging Relationships	2009	Jan. 28 through Dec. 31, 2008		2009	Jan. 28 through Dec. 31, 2008		2009	Jan. 28 through Dec. 31, 2008
Interest rate contracts	$42.3	$80.1	Interest Expense	$3.0	$0.8	Interest Expense	$(4.6)	$84.4

		Amount of (Gain) or Loss Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments	Location of (Gain) or Loss Recognized in Income on Derivative	2009	Jan. 28 through Dec. 31, 2008
Interest Rate Contracts	Interest Expense	(4.6)	83.6

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,810 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next twelve months, a hypothetical 1% increase in corresponding interest rates would change interest expense for the twelve months following December 31, 2009 by approximately $4.7 million. At December 31, 2009, the three-month USD LIBOR rate was 0.253%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by approximately $3.7 million. At December 31, 2009, our variable-rate debt, excluding the aforementioned $5,810 million of variable-rate debt hedged against interest rate swap agreements, represents approximately 10.5% of our total debt, while our fixed-rate debt is approximately 89.5% of our total debt.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The following tables summarize our contractual obligations and other commitments as of December 31, 2009.

	Payments due by Period
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In millions)
Debt, face value	$17,344.3	$446.4	$122.7	$680.5	$16,094.7
Capital lease obligations	10.0	5.5	4.5	—	—
Estimated interest payments (b)	9,641.0	1,485.0	2,787.9	2,422.0	2,946.1
Operating lease obligations	1,821.4	73.0	117.4	107.0	1,524.0
Purchase orders obligations	23.7	23.7	—	—	—
Guaranteed payments to State of Louisiana	74.8	60.0	14.8	—	—
Community reinvestment	117.1	6.4	12.1	12.0	86.6
Construction commitments	35.0	35.0	—	—	—
Entertainment obligations	74.3	20.6	36.2	17.5	—
Other contractual obligations	311.9	44.9	33.9	22.7	210.4

	$29,453.5	$2,200.5	$3,129.5	$3,261.7	$20,861.8

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities. (See Note 11, “Income Taxes,” to our Consolidated Financial Statements included in Item 8 of this report.)

(b)	Estimated interest for variable rate debt included in this table is based on rates at December 31, 2009. Estimated interest includes the estimated impact of our interest rate swap agreements.

	Amounts of Commitment Per Year
Contractual Obligations (a)	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In millions)
Letters of credit	$162.2	$162.2	$—	$—	$—
Minimum payments to tribes	30.7	13.8	14.6	2.3	—

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 60 months from December 31, 2009, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

The following table reconciles income from continuing operations to the last twelve months (“LTM”) Adjusted EBITDA of HOC for the year ended December 31, 2009.

(In millions)	Year Ended Dec. 31, 2009
Income from continuing operations	612.8
Interest expense, net	1,646.2
Provision for income taxes	1,287.2
Depreciation and amortization	652.0

EBITDA (a)	4,198.2
Project opening costs, abandoned projects and development costs (b)	3.3
Acquisition and integration costs	0.3
Gains on early extinguishments of debt (c)	(3,929.6)
Net income attributable to non-controlling interests, net of distributions (d)	(1.8)
Impairment of goodwill and intangible assets	1,178.9
Non-cash expense for stock compensation benefits (e)	12.0
Other non-recurring or non-cash items (f)	89.3
Pro forma adjustment for new properties (g)	17.0
Pro forma adjustment for yet-to-be realized cost savings (h)	150.3

LTM Adjusted EBITDA	$1,717.9

(a)	Includes the impairment of goodwill and intangible assets.

(b)	Represents (i) project opening costs incurred in connection with the expansion and renovation projects at various properties; (ii) write-off of abandoned development projects; and (iii) non-recurring strategic planning and restructuring costs.

(c)	Represents (i) the difference between the net book value and cash paid for notes exchanged and retired for cash; (ii) the difference between the net book value of the old notes and the fair market value of new notes issued; and (iii) the write-off of historical unamortized deferred financing costs and premiums/discounts.

(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.

(e)	Represents expense allocated by the parent related to stock option programs.

(f)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, equity in non-consolidated subsidiaries (net of distributions) and one-time costs relating to new state gaming legislation.

(g)	Represents the full period estimated impact of newly completed construction projects.

(h)	Represents the cost savings yet-to-be realized from our newly identified and previously announced profitability improvement program.